Exhibit 99.1

UTStarcom Announces Changes to Board of Directors

Hong Kong, November 8, 2016 – UTStarcom (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced that Mr. Guoping Gu resigned from the Company's Board of Directors, effective immediately. The Board appointed Mr. Tim Ti, the Company’s Chief Executive Officer, to replace Mr. Gu, also effective immediately.

Himanshu Shah, the Chairman of UTStarcom’s Board of Directors, commented, “We thank Mr. Gu for his contributions to UTStarcom during his tenure, and wish him all the best going forward. Meanwhile, we are delighted that Tim agreed to join the Board. Tim’s experience and leadership at the Company will further enhance the quality and effectiveness of our Board.”

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relation

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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